SUB-ITEM 77C







Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset High Yield Defined Opportunity Fund Inc. was held on September 29, 2017 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:


					Votes
Nominees		Votes For	Withheld
Robert D. Agdern	19,578,460	397,176
Eileen A. Kamerick	19,586,372	389,264
Riordan Roett		19,571,432 	404,204